December 19, 2022

Via Edgar

Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Horizon Space Acquisition I Corp. Registration Statement on Form S-1, as amended (File No. 333-268578) Request for Acceleration of Effectiveness

Dear Mr. Regan:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Horizon Space Acquisition I Corp. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 5:00 p.m., Eastern Time, on December 21, 2022, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Mingyu (Michael) Li
Mingyu (Michael) Li Chief Executive Officer

CC:	Arila Zhou, Esq.
Robinson & Cole LLP